UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

UWHARRIE CAPITAL CORP

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

918 183 10 4

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 918 183 10 4

1.	Names of Reporting Persons Uwharrie Capital Corp Employee Stock Ownership Plan and Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-
	6.	Shared Voting Power -0-
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power -0-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) Not Applicable.
11.	Percent of Class Represented by Amount in Row (9) 0.00%
12.	Type of Reporting Person (See Instructions) EP

Item 1.

(a)	Name of Issuer

Uwharrie Capital Corp

(b)	Address of Issuer’s Principal Executive Offices

132 North First Street

Albemarle, NC 28001

Item 2.

(a)	Name of Person Filing

Uwharrie Capital Corp Employee Stock Ownership Plan and Trust

(b)	Address of Principal Business Office or, if none, Residence

167 North Second Street

Albemarle, NC 28001

(c)	Citizenship

United States of America

(d)	Title of Class of Securities

Common stock, par value $1.25 per share

(e)	CUSIP Number

918 183 10 4

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☒ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J)

(k)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K)

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: -0-

(b)	Percent of class: 0.00%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote -0-

(ii)	Shared power to vote or to direct the vote -0-

(iii)	Sole power to dispose or to direct the disposition of -0-

(iv)	Shared power to dispose or to direct the disposition of -0-

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Instruction: Dissolution of a group requires a response to this item.

On February 27, 2014, the board of directors of Uwharrie Capital Corp (the “Company”) voted to terminate the Company’s Employee Stock Ownership Plan and Trust (the “ESOP”). As a result of this termination and as described below, the ESOP no longer holds any shares of the Company’s common stock.

The Company made a term loan to the ESOP in 1999. In addition, the Company established a $500,000 line of credit to the ESOP in 2010 and established a second $500,000 line of credit to the ESOP in 2013. The ESOP used the proceeds of the term loan and lines of credit to purchase shares of the Company’s common stock for the benefit of qualified employees. The unallocated shares of stock held by the ESOP were pledged as collateral for the term loan and lines of credit. As debt payments were made on the term loan and lines of credit, unallocated shares associated with those debt payments were released to the ESOP and allocated among participants.

In connection with the termination of the ESOP, the ESOP trustees transferred the remaining unallocated shares to the Company in partial satisfaction of the outstanding balance on the term loan and lines of credit. The value of these unallocated shares was insufficient to repay the term loan and lines of credit in full. As a result, the Company forgave the remaining balance. Upon the transfer of the unallocated shares to the Company, these shares were returned to the Company’s pool of authorized but unissued shares of common stock.

Also in connection with the termination of the ESOP, all shares held by the ESOP that were allocated to participant accounts were distributed to the participants. As a result, the ESOP did not hold any shares of the Company’s common stock at December 31, 2014. Accordingly, this is the final amendment to the ESOP’s Schedule 13G and constitutes an “exit filing” for the ESOP.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

UWHARRIE CAPITAL CORP EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

Date: February 10, 2015	By:	/s/ R. David Beaver, III R. David Beaver, III Trustee

Date: February 10, 2015	By:	/s/ Roger L. Dick Roger L. Dick Trustee

Date: February 10, 2015	By:	/s/ Brendan P. Duffey Brendan P. Duffey Trustee

Date: February 10, 2015	By:	/s/ David C. Gaskin David C. Gaskin Trustee

Date: February 10, 2015	By:	/s/ Susan B. Gibson Susan B. Gibson Trustee

Date: February 10, 2015	By:	/s/ J. Michael Massey J. Michael Massey Trustee

Date: February 10, 2015	By:	/s/ Christy D. Stoner Christy D. Stoner Trustee